# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Apollo Commercial Real Estate Finance, Inc., CIK 0001467760
CUSIP: 03762U105
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: c/o Apollo Global Management, Inc., 9 West 57th Street, 42nd Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 10/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001929389

## Reporting persons
- Irenic Capital Management LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,410,009; sole dispositive power 0; shared dispositive power 8,410,009; aggregate amount beneficially owned 8,410,009 (6.5% of the class)
- Irenic Capital Evergreen Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,410,009; sole dispositive power 0; shared dispositive power 8,410,009; aggregate amount beneficially owned 8,410,009 (6.5% of the class)
- ICM ARI Investor LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,410,009; sole dispositive power 0; shared dispositive power 8,410,009; aggregate amount beneficially owned 8,410,009 (6.5% of the class)
- Adam Katz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,410,009; sole dispositive power 0; shared dispositive power 8,410,009; aggregate amount beneficially owned 8,410,009 (6.5% of the class)
- Andrew Dodge: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,410,009; sole dispositive power 0; shared dispositive power 8,410,009; aggregate amount beneficially owned 8,410,009 (6.5% of the class)

## Item 1. Issuer
Name of issuer: Apollo Commercial Real Estate Finance, Inc.
Address of issuer's principal executive offices: c/o Apollo Global Management, Inc., 9 West 57th Street, 42nd Floor, New York, New York 10019

## Item 2. Person Filing
Name of person filing:
This report on Schedule 13G (this "Schedule 13G") is being jointly filed by (i) Irenic Capital Management LP, a Delaware limited partnership ("Irenic Capital"), (ii) Irenic Capital Evergreen Master Fund LP, a Cayman Islands limited partnership ("Irenic Evergreen Master Fund") (iii) ICM ARI Investor LLC, a Deleware limited liability company ("ICM ARI"), (iv) Adam Katz and (v) Andrew Dodge, with respect to the shares of Class A Common Stock, $0.01 par value (the "Class A Common Stock"), of the Company held by Irenic Evergreen Master Fund and ICM ARI. Irenic Capital is the investment manager of Irenic Evergreen Master Fund. Irenic Capital Management GP LLC ("Irenic Capital GP"), a Delaware limited liability company, is the general partner of Irenic Capital. Irenic Capital Evergreen Fund GP LLC ("Irenic Evergreen GP"), a Delaware limited liability company, is the general partner of Irenic Evergreen Master Fund. Irenic Evergreen Master Fund is the sole member of ICM ARI. Adam Katz is the Chief Investment Officer of Irenic Capital and a managing member of each of Irenic Capital GP and Irenic Evergreen GP. Andrew Dodge is the Director of Research of Irenic Capital and a managing member of each of Irenic Capital GP and Irenic Evergreen GP.

As of October 30, 2026, Irenic Evergreen Master Fund held 8,410,009 shares of the Company, which it intends to transfer to ICM ARI. The percentages reported herein are based on 128,544,353 shares outstanding as of August 24, 2026, as reported on the Company's most recent Schedule 14A filing.
Address of principal business office or, if none, residence: The business address of each of Irenic Capital, Irenic Evergreen Master Fund, ICM ARI, Irenic Capital GP, Irenic Evergreen GP and Messrs. Katz and Dodge is 767 Fifth Avenue, 15th Floor, New York, NY 10153.
Citizenship: Irenic Capital is a Delaware limited partnership. Irenic Evergreen Master Fund is a Cayman Islands limited partnership. ICM ARI, Irenic Capital GP and Irenic Evergreen GP are Delaware limited liability companies. Messrs. Katz and Dodge are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 8,410,009
Percent of class: 6.5%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 8,410,009
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 8,410,009

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Irenic Capital Management LP: /s/ Joshua Brodman, Joshua Brodman, Chief Compliance Officer (10/31/2026)
- Irenic Capital Evergreen Master Fund LP: /s/ Joshua Brodman, Joshua Brodman, Chief Compliance Officer (10/31/2026)
- ICM ARI Investor LLC: /s/ Joshua Brodman, Joshua Brodman, Chief Compliance Officer (10/31/2026)
- Adam Katz: /s/ Adam Katz, Adam Katz (10/31/2026)
- Andrew Dodge: /s/ Andrew Dodge, Andrew Dodge (10/31/2026)